SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated July 28, 2006 re. France Telecom acquires 72% of the Diwan Group.

Paris, July 28, 2006

France Telecom acquires 72% of the Diwan Group from its controlling shareholders for 28.2 million euros, thus completing its enterprise offer in integration services

-	acquisition of a majority stake representing 72% of the equity in the Diwan Group, a firm listed on Alternext, for 28.2 million euros, or 41.97 euros per share

-	in accordance with Alternext regulations and with AMF (Autorité des Marchés Financiers) general regulations, France Telecom will offer minority shareholders an irrevocable standing market offer (“garantie de cours”) at the same price

France Telecom announces having signed on July 27 with the controlling shareholders of the Diwan Group an agreement for the sale of shares representing around 72% of the equity in the company, which has been listed on Alternext since September 2005, for 28.2 million euros, or € 41.97 per share.

Completion of this transaction is subject to approval by the competent competition authorities. In accordance with Alternext regulations and with AMF general regulations, France Telecom will offer the shareholders in the Diwan Group an irrevocable standing market offer at the same per share price as the one of the controlling block acquisition.

This acquisition will enable France Telecom to accelerate its strategy in the Enterprise market

The acquisition of the Diwan Group is part of France Telecom’s strategy to provide convergent communications services dedicated to businesses. The expertise of the Diwan Group in the network integration market as well as its skills in the areas of security, collaborative tools and call centers in France will be an additional asset for France Telecom and Orange Business Services, the commercial brand which, since June 1, markets the global enterprise offer, and will boost its position as a major player in that market.

This complementarity in terms of offers and skills will enable France Telecom and the Diwan Group to meet their enterprise customers’ changing needs by rolling out convergent communications solutions based on the Internet Protocol (IP).

“This acquisition is a decisive step in the strategy of the DIWAN Group in the convergence product market. Joining a leading global group such as France Telecom will enable us to consolidate our presence with our French customers and provide them with complete solutions by capitalizing on the worldwide presence of Orange Business Services,” says Daniel Derderian, Chairman of the Diwan Group.

“This acquisition fits perfectly with our strategy to develop services, especially in the integration services business. Therefore, joining forces with the DIWAN Group, a leading player in integration, will mean heightened complementarity. Today, thanks to our global presence and to our 3,000 services specialists, we are assisting businesses in their IP transformation and managing their critical applications,” says Barbara Dalibard, Executive Vice-President, Orange Business Services.

About France Telecom

France Telecom, one of the principal world telecommunications operators, had over 149 million customers in five continents (220 countries or territories) as of June 30, 2006 and in 2005 achieved consolidated revenues of 49 billion euros under IFRS standards (25.8 billion euros in the first half of 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) is enabling the Group to continue its conversion as an integrated operator in order to make France Telecom the operator of reference for the new telecommunications services in Europe. In June 2006, Orange became the Group’s single brand for the Internet, television and wireless telephony in France, the United Kingdom and the Netherlands, and Orange Business Services became the brand for the services offered to business worldwide. France Telecom is the second largest wireless operator and Internet access provider in Europe and among the world leaders in telecommunications services for multinational companies.

France Telecom (NYSE:FTE) is listed on the Eurolist market of Euronext Paris and on the New York Stock Exchange.

About the Diwan Group

The Diwan Group is a services and integration company specializing in managing and providing security for systems, network and telecommunications infrastructures. It handles the complete project cycle, from needs definition to implementation, through its operating subsidiaries Dynetcom and JP Technologies.

Backed by its 280 employees spread out over seven facilities, the Diwan Group is a highly visible player in the market. The Diwan Group has been listed continuously on Alternext since September 2005 (ISIN 00007524).

www.diwan.fr – www.dynetcom.fr

Press contacts:

Tel.: + 33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.ocm

Bertrand Deronchaine

Bertrand.deronchaine@orange-ft.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 28, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information